Newground Social Investment www.newground.net | Sisters of the Presentation of the Blessed Virgin Mary — In Joyful Service | Seventh Generation Interfaith Coalition for Responsible Investment

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT:
Amazon.com, Inc.
NAME OF PERSON RELYING ON EXEMPTION:
Newground Social Investment
ADDRESS OF PERSON RELYING ON EXEMPTION:
111 Queen Anne Ave N, Suite 500
Seattle, WA 98109

Written materials are submitted pursuant to Rule 14(a)-6(g)(1) promulgated under the Securities and Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Dear Fellow Amazon Shareholder:

Item 12 on the Amazon.com, Inc. ("Amazon" or "Company") proxy, entitled *Shareholder Proposal Requesting Additional Reporting on Climate Lobbying* (the "Proposal") asks Amazon's Board to report to shareholders on a framework for identifying and addressing misalignments found between the Company's own influence activities on climate policy and those of its third-party partners (such as trade associations and social welfare groups), with the Company's climate objectives, along with the criteria used to make such determinations.

We urge you to **vote FOR Item #12** on the proxy for the upcoming virtual annual general meeting, which Amazon has scheduled for May 24, 2023.

1 | REASONS TO VOTE FOR THIS PROPOSAL

1. Amazon is a significant greenhouse gas ("GHG") emitter and it has set a goal of achieving net zero emissions by 2040. However, misaligned public policy thwarts its ability to achieve these laudable corporate goals.
2. Amazon's public policy advocacy activities appear misaligned with its climate commitments, as well as with the goals of the Paris Agreement.
3. Investors increasingly seek disclosure of climate lobbying information – including policy alignment – and leading companies analyze and report on alignment with their own emission reduction goals as well those of the Paris Agreement.
4. Amazon's existing disclosures fall short of what the 2023 Proposal seeks.

2 | **THE PROPOSAL**

> **RESOLVED**: *Shareholders of Amazon.com Inc. ("Amazon") request that the Board report to shareholders (at reasonable cost, omitting confidential/proprietary information) on its framework for identifying and addressing misalignments between Amazon's lobbying and policy influence activities and positions, both direct and indirect through trade associations, coalitions, alliances, and social welfare organizations ("Associations"), and its Net Zero (emissions) climate commitments, including the criteria used to assess alignment, the escalation strategies used to address misalignments, and the circumstances under which escalation strategies are used (e.g., timeline, sequencing, degree of influence over an Association).*

_____

3 | **ANALYSIS**

Amazon emits significant amounts of GHG emissions, and it has set a corporate goal of achieving net zero emissions by 2040, which sound public policy can help it achieve.

Amazon operates in sectors that have significant GHG emissions profiles. According to a recent report:

"While the technology sector may not be thought of as an industry with high pollution levels, its indirect climate impact through complex supply chains and energy consumption puts it on par with the aviation industry. The 'Big Five' companies consume as much electricity as the population of New Zealand."[1]

One estimate pegs the retail sector's share of global emissions at 25%,[2] and online retail tends to be only slightly more carbon-efficient than brick and mortar stores.[3]

Amazon has a substantial GHG footprint across its value chain, reporting 71.54 million metric tons of CO_2 equivalent emissions in 2021.[4] And those emissions are moving in the wrong direction, having increased 18% between

---

1   https://www.electronicshub.org/the-carbon-emissions-of-big-tech/
2   https://www.axios.com/2019/09/26/retailers-amazon-walmart-climate-change-carbon-emissions
3   https://www.generationim.com/our-thinking/insights/the-carbon-footprint-of-retail-ecommerce-vs-bricks-mortar/
4   https://sustainability.aboutamazon.com/2021-sustainability-report.pdf, at 97.

2020 and 2021[5] and 40% between 2019 and 2021.[6] What's more, only Amazon-branded products – which account for only 1% of online sales – are included in the Company's GHG emissions total, dramatically understating its climate impact many orders of magnitude.[7] Scope 3 emissions – those attributable to products sold – make up the vast majority of retailers' emissions.[8]

Amazon's commitment to achieve net zero GHG emissions by 2040 is laudable, though proponents agree with Amazon when it reports that its "path to decarbonization remains challenging."[9] However, enlightened public policy can help companies like Amazon satisfy their climate commitments and support achievement of the broader goals of the Paris Agreement.

A 2021 International Monetary Fund Staff Climate Note concluded that an "enormous gap in mitigation policy" exists, which prevents achievement of ambitious climate mitigation goals, and called for a comprehensive set of policies, including carbon pricing, public investments in clean technology infrastructure, basic research, and market reforms to promote competition and investment.[10] A 2021 report from Ceres noted that companies that "align their direct and indirect lobbying efforts to support science-based climate policies will drive the creation of a regulatory environment that best positions them for resilient growth."[11]

A recent *Harvard Business Review* article articulated the responsibility of business to promote robust climate policy. It stated: "Businesses committed to being on the right side of history must advocate for policies, regulations, and laws to achieve economy-wide systemic change at the pace and scale required to achieve climate targets. This means working on their own transformational approaches as well as joining forces with others to create the critical mass needed for wide-scale change."[12]

————————————

---

5 https://sustainability.aboutamazon.com/2021-sustainability-report.pdf, at 10.
6 https://www.theverge.com/2022/8/1/23287351/amazon-climate-change-carbon-emissions-worse-2021
7 https://revealnews.org/article/private-report-shows-how-amazon-drastically-undercounts-its-carbon-footprint/
8 https://nrf.com/blog/retailers-set-science-based-targets-address-climate-change
9 https://sustainability.aboutamazon.com/2021-sustainability-report.pdf, at 10.
10 https://www.imf.org/en/Publications/staff-climate-notes/Issues/2021/10/29/Not-Yet-on-Track-to-Net-Zero-The-Urgent-Need-for-Greater-Ambition-and-Policy-Action-to-494808
11 https://www.ipcc.ch/report/sixth-assessment-report-cycle/
12 https://hbr.org/2023/03/designing-a-climate-advocacy-strategy

4 | AMAZON'S PUBLIC POLICY WORK APPEARS MISALIGNED WITH ITS CLIMATE COMMITMENT, AS WELL AS WITH THE GOALS OF THE PARIS AGREEMENT

Despite the importance of aligned public policy, there is evidence that Amazon's lobbying and other public policy activities – especially those conducted indirectly through trade associations – are not fully aligned with its own net zero 2040 commitment. Amazon funds and is a member of organizations that take actions that are contrary to the Company's stated climate commitments and policy priorities.

Ensuring alignment of indirect public policy advocacy is especially important because there is a long track record of corporate-funded organizations leading the charge against science-based climate policy. Having trade associations and other groups serve as the public face of opposition movements allows companies to appear "green" while their money (shareholder's money) subverts decarbonization policies.[13] For example, Dow Chemical and Corning publicly criticized President Donald Trump's decision to withdraw from the Paris Agreement, but both companies belonged to the Industrial Energy Consumers of America, a trade association that urged the Trump Administration to withdraw.[14]

Although the Company has provided some examples of Paris-aligned direct lobbying efforts, 3rd-party reports indicate that Amazon has performed inconsistently. For example, it recently lobbied against Oregon House Bill 2816, which would require Oregon-based data centers to shift to using 100% renewable energy over the next 17 years, a time-frame that is consistent with Amazon's own net zero commitment. Apple and Facebook – though notably not Amazon – have invested in renewable energy projects to power their data centers in Oregon. This bill is important because carbon emissions from the utility serving Amazon's Oregon data centers have jumped by 543% since 2010.[15]

As well, Amazon belongs to many trade associations and other organizations[16] whose positions and policy advocacy activities are at odds with its net zero commitment and the Paris Agreement's goals. Examples include:

---

13 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable ("[B]y advocating and lobbying against government action on issues like climate change, the Business Roundtable gives its members space to publicly endorse (and claim credit for endorsing) legislative and regulatory action – such as Apple's support for mandatory Scope 3 reporting, or Cummins and GM's support for Build Back Better – all while knowing that the Roundtable will work behind the scenes in opposition."))

14 https://theintercept.com/2017/06/04/paris-accord-trump-lobby-ceo-withdraw/

15 https://www.seattletimes.com/business/quiet-opponent-of-oregon-data-center-clean-energy-bill-amazon/

16 https://s2.q4cdn.com/299287126/files/doc_downloads/2021/political_engagement/2021-Political-Engagement-Statement.pdf

A. **American Enterprise Institute** ("AEI"), which has received significant funding from fossil fuel companies and once offered $10,000 to scientists and economists to attack the findings of the Intergovernmental Panel on Climate Change,[17] misrepresents climate science.[18] AEI also submitted comments opposing corporate climate disclosure, arguing that "[p]roposals that the Securities and Exchange Commission [SEC] enforce a mandate that public companies evaluate climate 'risks' represent a blatant effort to distort the allocation of capital away from economic sectors disfavored by certain political interest groups pursuing ideological agendas."[19]

B. **Americans for Tax Reform** ("ATR") supported the "Safer Affordable Fuel-Efficient Vehicles Rule", which lowered the required improvement in Corporate Average Fuel Economy for cars and light trucks in model years 2021-2026,[20] claiming that existing standards imposed an excessive burden on "families with needs or preferences for larger vehicles."[21] ATR is also a member of the Cooler Heads Coalition ("CHC"), a group formed in 1997 to "dispel the myths of global warming".[22] The Climate Investigations Center characterizes the CHC as "an echo chamber for climate denying organizations to promote fringe ideas on climate science."[23] ATR is now promoting a bill, H.R. 1, that would repeal several climate-related provisions of the Inflation Reduction Act ("IRA") passed in 2022.[24]

C. **California Chamber of Commerce** ("CalChamber"), which received an "F" grade (on par with the ratings of the American Petroleum Institute, America's Power, and the American Legislative Exchange Council) from climate policy research organization InfluenceMap. CalChamber has consistently opposed Paris-aligned policies in California, including:

- A state carbon neutrality goal.

- The California Climate Crisis Act mandates GHG emission reductions of at least 90% below 1990s levels by 2045.

---

17 https://www.theguardian.com/environment/2007/feb/02/frontpagenews.climatechange
18 https://www.jeffsachs.org/newspaper-articles/egewz6xzema5bppypgyn94epyrctt2
19 https://www.sec.gov/comments/climate-disclosure/cll12-8904262-243681.pdf; see also https://www.sec.gov/comments/s7-10-22/s71022-20132286-302818.pdf
20 https://theicct.org/the-safe-rule-is-fundamentally-flawed/
21 https://web.archive.org/web/20200602002605/ and https://www.americanenergyalliance.org/wp-content/uploads/2020/04/CAFE-Coaliton-to-Trump-April-2020-9.pdf
22 https://www.sourcewatch.org/index.php?title=Cooler_Heads_Coalition
23 https://climateinvestigations.org/climate-deniers/cooler-heads-coalition/
24 https://www.atr.org/key-vote-yes-hr-1-lower-energy-costs-act/

- Senate Bill 582, also seeking to strengthen the state's emissions reduction target.

- The Climate Corporate Accountability Act, which would have directed the Air Resources Board to develop GHG emissions targets for large businesses and require them to report their operational emissions[25].

- California's Low Carbon Fuel Standard ("LCFS"), which CalChamber has lobbied to weaken.

D. **U.S. Chamber of Commerce**, which has taken a leading role in opposing public policies designed to support decarbonization and was assigned an "E-" rating by InfluenceMap, the second-worst available.[26] Among many other actions,[27] the group:

- Sued and obtained a stay of the Clean Power Plan – Environmental Protection Agency ("EPA") rules that would have slashed GHG emissions from coal-fired power plants.[28]

- Supported rules adopted by the National Highway Traffic Safety Administration and EPA in 2019 to pre-empt California's stronger emissions standards for cars and light trucks.[29]

- Opposed the IRA – which Senate Majority Leader Chuck Schumer called "the most significant climate action in our country's history"[30] – and the SEC's climate disclosure rule.

The fact that the U.S. Chamber now claims to broadly support climate action – albeit measures that involve "collaboration, not confrontation"[31] – should not be permitted to obscure its consistently harmful climate advocacy activities.

_____

---

25 https://lobbymap.org/influencer/California-Chamber-of-Commerce-5bd0824487d9cdacdc577e0af93089ed/projectlink/California-Chamber-of-Commerce-in-Climate-Change-ab503d99014220deae142d8e6e7b259d and https://ca100.influencemap.org/Industry-Associations

26 https://ca100.influencemap.org/Industry-Associations

27 A more comprehensive presentation of the Chamber's harmful lobbying on climate issues can be found at https://www.changethechamber.org/the-facts

28 https://www.reuters.com/article/us-usa-court-carbon-idUSKCN0VI2A0

29 See: https://eelp.law.harvard.edu/2018/08/cafe-standards-and-the-california-preemption-plan/ and https://www.nhtsa.gov/sites/nhtsa.gov/files/2021-12/CAFE-Preemption-Final-Rule-Web-Version-tag.pdf, at 4.

30 https://www.theguardian.com/us-news/2021/oct/01/apple-amazon-microsoft-disney-lobby-groups-climate-bill-analysis

31 https://www.uschamber.com/climate-change

We do not seek authority to vote your proxy and no proxy cards will be accepted.
Please vote your own proxy – we encourage a vote FOR Item #12.

5 | INVESTORS REQUEST DISCLOSURE ON CLIMATE LOBBYING AND ON POLICY ALIGNMENT THAT IS CONSISTENT WITH THE PARIS AGREEMENT

Increasingly, investors expect companies to disclose information on their direct and indirect lobbying efforts on climate issues, and on how those activities align with the company's climate-related goals. Further, leading company best-practice is to analyze alignment with internal emissions reduction goals, and also assess alignment with the Paris Agreement.

- In the 2021 proxy season, five majority votes were received by shareholder proposals that asked companies to report on how their lobbying activities aligned with the goals of the Paris Agreement.[32]

- Sixty-five percent of investors responding to the 2021 ISS global policy survey on climate issues supported companies reporting on how corporate and trade association lobbying activities are in alignment with (or not opposed to limiting) global warming in line with Paris Agreement goals.[33]

- The Climate Action 100+ initiative, made up of investors with a total of over $60 trillion in assets under management, has established a Net-Zero Benchmark, asking target companies to disclose how their lobbying activities, both direct and indirect, align with the net zero goals of the Paris Agreement.[34]

The *Global Standard on Responsible Climate Lobbying* (issued in March 2022 following a robust multi-stakeholder consultation), describes 14 indicators that represent best practice for lobbying and public policy activities related to climate change. The indicators recommend company practices in four broad areas:

1. Commitment to Paris-aligned public policy advocacy.

2. Robust governance of climate lobbying, including management and board oversight and a clear framework for evaluating alignment.

3. Analysis and reporting on alignment between public policy advocacy (both direct and indirect through organizations) and Paris Agreement goals.

---

32 https://corpgov.law.harvard.edu/2021/08/11/2021-proxy-season-review-shareholder-proposals-on-environmental-matters/

33 https://www.issgovernance.com/file/publications/2021-climate-survey-summary-of-results.pdf

34 https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf

4. Public disclosure of all organizations involved in climate lobbying to which a company belongs or provides funds, as well as assessment of the impact of those organizations' advocacy activities.[35]

The Principles for Responsible Investment, representing nearly five thousand signatories with more than $121 trillion in assets (including many of the world's largest asset owners and managers), also has established expectations for corporate climate lobbying. The expectations state, "We believe that companies should be consistent in their policy engagement in all geographic regions and that they should ensure any engagement conducted on their behalf or with their support is aligned with our interest in a safe climate, in turn protecting the long-term value in our portfolios across all sectors and asset classes."[36]

Responding to this investor demand, leading global companies are publishing reports on their climate lobbying activities.[37] These include BHP,[38] Delta Airlines,[39] Bayer,[40] Shell,[41] Unilever PLC,[42] General Motors,[43] and many more.

Enel's 2023 climate lobbying alignment report, which received the highest rating from InfluenceMap, is instructive.[44] According to InfluenceMap, Enel's reporting:

- Articulates the company's climate policy positions and influencing activities in all jurisdictions, both positive and negative, with references to specific legislation/regulation.

- Discloses its alignment assessment method.

- Discloses, in detail, its framework for addressing misalignments, including escalation strategies.

---

35 https://climate-lobbying.com

36 https://www.unpri.org/Uploads/i/k/t/Investor-Expectations-on-Corporate-Cliate-Lobbying_en-GB.pdf

37 https://lobbymap.org/filter/List-of-Companies-and-Influencers#9

38 https://www.iccr.org/sites/default/files/leadinglobbyingpracticestodrive1.5cpolicy_final.pdf

39 https://www.delta.com/content/dam/delta-www/pdfs/delta-climate-lobbying.pdf

40 https://www.iccr.org/sites/default/files/leadinglobbyingpracticestodrive1.5cpolicy_final.pdf

41 https://www.iccr.org/sites/default/files/leadinglobbyingpracticestodrive1.5cpolicy_final.pdf

42 https://www.unilever.com/planet-and-society/climate-action/using-our-voice-for-a-zero-carbon-future/ and
https://assets.unilever.com/files/92ui5egz/production/bbe89d14aa9e0121dd3a2b9721bbfd3bef57b8d3.pdf/unilever-climate-transition-action-plan-19032021.pdf at 36-39 and
https://www.business-humanrights.org/en/latest-news/unilever-quits-businesseurope-following-tensions-over-lobby-groups-stance-on-environment-climate-change/

43 https://investor.gm.com/static-files/f1d52599-8aa1-4c33-a4c4-ca0b73fc7adc

44 See: https://ca100.influencemap.org/site/data/000/037/Enel-Review-Scorecard-Apr23.pdf

- Ranks its industry associations in terms of their alignment with the goals of the Paris Agreement.

- Identifies misalignments and shows evidence of action taken to address them.

However, in one area – industry association climate positions and engagement – InfluenceMap faults Enel for its omission of instances of negative climate engagement. Here, companies can look to BASF and Shell's reporting, which InfluenceMap says discloses "a detailed account of all key industry associations' climate policy positions, and a summary of their influencing activities."[45]

_____

6 | AMAZON'S EXISTING DISCLOSURES FALL SHORT OF WHAT THE PROPOSAL SEEKS

Amazon asserts in its *Statement in Opposition* to the Proposal that it has already issued the requested lobbying alignment report, stressing that the proponents of a 2022 climate lobbying proposal withdrew the proposal after the issuance of a five-page analysis of some of its positive climate influence activities, released in early 2022. But the 2022 proposal differs from this year's Proposal in important ways.

The 2022 proposal was quite general and open-ended, asking Amazon to report on "if, and how, its lobbying activities align with the Paris Agreement goal of limiting average global warming to 1.5° Celsius above pre-industrial levels," including the actions Amazon has taken or will take to mitigate risks associated with any misalignments. The 2023 Proposal, in contrast, asks Amazon to move beyond summary statements to describe the specific processes by which it identifies misalignment and decides what action to take regarding them.

It is worth noting that Amazon did not initiate a no-action challenge against the 2023 Proposal, which is what companies routinely do when they believe a proposal has already been substantially implemented.

_____

---

[45] https://ca100.influencemap.org/site/data/000/037/Enel-Review-Scorecard-Apr23.pdf

7 | AMAZON'S DISCLOSURES FALL SHORT
OF WHAT THE PROPOSAL REQUESTS IN SEVERAL RESPECTS:

First, the Proposal asks for disclosure regarding Amazon's framework for identifying and addressing misalignments. The only statements in Amazon's current disclosures[46] that might be characterized as responsive to this request are the Company's explanation that it does not consider a difference of opinion about the best approach for achieving the Paris Agreement's goals to be a misalignment and its assertion that it may oppose legislation or regulation with positive climate impacts due to non-climate-related provisions. Those statements describe two types of things Amazon believes do not constitute misalignment – without any specific examples – but do not inform shareholders about the criteria Amazon uses to analyze specific situations. It is also impossible to tell from Amazon's disclosures how it determines that other, negative considerations trump a positive climate impact in proposed legislation and regulation, justifying opposition to it.

Moreover, Amazon's disclosure briefly describes two strategies it may take with trade associations when it identifies a misalignment: **(a)** informing the organization that it disagrees with a position or activity, and **(b)** leaving the organization if the benefits of staying in it do not outweigh the risks. There is no indication whether these steps are progressive, how it decides to move from the first to the second (or any intermediate steps), or how Amazon quantifies risks and benefits when deciding whether to end its involvement with a group.

Finally, Amazon's disclosures are quite selective. They discuss "some of the public policy efforts Amazon has taken since 2019 at the federal, state, and international level in support of promoting clean energy and addressing climate change," which creates the impression that Amazon's policy advocacy is all Paris-aligned. However, as discussed above, we know this is not the case. Amazon then refers readers to its federal lobbying filings for more information.[47] Those filings <u>do not</u> identify the positions taken on legislation and regulation, only the measures on which the Company lobbied. Thus, it is impossible for a reader to fill in the gaps in Amazon's presentation of its positive efforts. Not one of the examples Amazon provides of climate-related policy advocacy efforts involves a trade association or other policy-oriented group, which would seem to indicate a glaring gap in reporting.

_____

---

[46] <u>See</u> https://s2.q4cdn.com/299287126/files/doc_downloads/2022/Note-on-Alignment-with-Paris-Agreement.pdf

[47] https://s2.q4cdn.com/299287126/files/doc_downloads/2022/Note-on-Alignment-with-Paris-Agreement.pdf

8 | CONCLUSION

As long-term investors in Amazon, we believe that robust processes for identifying misalignment between policy advocacy and climate goals – and identifying appropriate actions to take in the event a misalignment is found – are key elements of effective management of climate-related risks.

Such processes would help ensure that Amazon's direct and indirect public policy advocacy supports the kinds of policies needed to decarbonize its energy-hungry data networks and accomplish its net zero goals. Issuing the requested report would also allow Amazon to meet the increased expectations of investors.

**We urge a vote FOR Proposal #12
on Amazon's 2023 proxy**

_____

If you have any questions or need additional information, please contact:

Newground Social Investment
111 Queen Anne Ave N, Suite 500
Seattle, WA 98109
206-522-1944

Thank you.

~ ~ ~

*We do not seek authority to vote your proxy and no proxy cards will be accepted.
Please vote your own proxy – we encourage a vote FOR Item #12.*